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08028855

STATES
HANGE COMMISSION
, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66218~~

8-67569

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE YEAR BEGINNING _____01/01/07_____ AND ENDING _____12/31/07_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O & G Securities, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 S. Stemmons Fwy, Suite 200
                                      (No. and Street)

Lake Dallas	TX	75065-3637
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                                (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

CF & Co., L.L.P.
                    (Name – if individual, state last, first, middle name)

Washington, DC
111

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __Brad Simmons__ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __O & G Securities, Inc.__ _____ , as of __December 31 , 2007__, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
　　　　　　　　　　　　　　　　　　　　　　　　　Signature

　　　　　　　　　　　　　__Financial and Operations Principal__
　　　　　　　　　　　　　　　　　　　　　　　　　Title

_____
　　Notary Public

LEE ANN STARR
Notary Public,
State of Texas
Comm. Exp. 07-19-11

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

O & G SECURITIES, INC.
(A Development Stage Corporation)

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

AND

FOR THE PERIOD FROM INCEPTION
(NOVEMBER 21, 2006) TO DECEMBER 31, 2007

O & G SECURITIES, INC.
(A Development Stage Corporation)

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
O & G Securities, Inc.

We have audited the accompanying statement of financial condition of O & G Securities, Inc. (a development stage corporation), as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year ended December 31, 2007, and for the period from inception (November 21, 2006) to December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of O & G Securities, Inc. as of December 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2007, and for the period from inception (November 21, 2006) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 28, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

O & G SECURITIES, INC.
(A Development Stage Corporation)
Balance Sheet
December 31, 2007

ASSETS

Cash	$	11,936
Other receivables		10,322
Prepaid expenses		2,493
Total Assets	$	24,751

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	--
Stockholders' equity		
Common Stock		
authorized with 10,000 shares no par value,		
6,700 shares issued and outstanding		30,000
Retained earnings (deficit)		(5,249)
Total stockholder's equity		24,751
Total Liabilities and Stockholder's Equity	$	24,751

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Income
For the Year Ended December 31, 2007 and
For the Period from Inception (November 21, 2006) to December 31, 2007

	For the Year Year Ended December 31, 2007	For the Period From Inception (November 21, 2006) to December 31, 2007
Revenues		
Interest income - CD	$ (322)	$ (322)
	(322)	(322)
Expenses		
Regulatory fees and expenses	4,832	4,832
Other operating expenses	737	739
	5,569	5,571
Net loss before income tax	(5,246)	(5,249)
Income tax provision	--	--
Net Loss	$ (5,246)	$ (5,249)

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007 and
For the Period from Inception (November 21, 2006) to December 31, 2007

	Common Stock	Retained Earnings	Total
Balances at November 21, 2006	$ --	$ --	$ --
Contribution	30,000	--	30,000
Net loss	--	(3)	(3)
Balances at December 31, 2006	30,000	(3)	29,997
Net loss	--	(5,246)	(5,246)
Balances at December 31, 2007	$ 30,000	$ (5,249)	$ 24,751

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Changes in Liabilities Subordinated
To Claims of General Creditors
For the Period from Inception (November 21, 2006)
to December 31, 2007

Subordinated liabilities at November 21, 2006	$	--
Increases		--
Decreases		--
Subordinated liabilities at December 31, 2006		--
Increases		--
Decreases		--
Subordinated liabilities at December 31, 2007	$	--

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2007 and
For the Period from Inception (November 21, 2006) to December 31, 2007

	For the Year Year Ended December 31, 2007	For the Period From Inception (November 21, 2006) to December 31, 2007
Cash flows from operating activities:		
Net income (loss)	$ (5,247)	$ (5,249)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Increase) decrease in other receivables	(10,322)	(10,322)
(Increase) decrease in prepaid expenses	(2,493)	(2,493)
Net cash provided (used) by operating activities	(18,062)	(18,064)
Cash flows from investing activities:		
Net cash provided (used) by investing activities	--	--
Cash flows from financing activities:		
Sale of common stock	--	30,000
Net cash provided (used) by financing activities	--	30,000
Net increase (decrease) in cash	(18,062)	11,936
Cash at beginning of period	29,998	--
Cash at end of period	$ 11,936	$ 11,936

Supplemental disclosures of cash flow information

Cash paid during the period for :		
Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

O & G SECURITIES, INC.
(A Development Stage Corporation)
Notes to the Financial Statements
December 31, 2007

Note 1 -   Accounting Policies

Effective August 22, 2007, O & G Securities, Inc. (the "Company") registered as a broker/dealer in securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(i). The Company plans to engage in the sale of direct participation programs in oil and gas.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of a net operation loss carry forward. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Note 2 -   Development Stage Operations

The Company is a development stage corporation since it has not commenced principal operations as of December 31, 2007. Activities during the development stage have been directed toward obtaining and maintaining its status as a registered broker/dealer in securities. Cumulative losses incurred during the development stage aggregated $5,249 at December 31, 2007.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of approximately $11,936 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 in the first year of business.

Note 4 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 -   Income Taxes

The Company has a net operating loss carryforward of approximately $5,249 that will serve to reduce taxable income through 2027. The tax benefit of $787 has not been reported in the financial statements because the Company believes there is at least a 50% chance that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount.

	Federal	Valuation Allowance	Total
Income tax benefit (provision) on net loss	$ 787	$ (787)	$ --

Note 6 -   Related Party Transaction

The Company and an affiliate are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

For the year ended

December 31, 2007

O & G SECURITIES, INC.
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 24,751
Liabilities subordinated to claims of general creditors		--
Total capital and allowable subordinated liabilities		24,751
Deductions and/or charges		
Non-allowable assets:		
Other receivables	$ 10,322	
Prepaid assets	2,493	(12,815)
Net capital before haircuts on securities positions		11,936
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		--
Net capital		$ 11,936

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable		$ 0
Total aggregate indebtedness		$ 0

Schedule I (continued)

<u>O & G SECURITIES, INC.</u>
(A Development Stage Corporation)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 0
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,000
Net capital in excess of minimum requires	$ 6,936
Excess net capital at 1000%	$ 6,936
Ratio: Aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under rule 15c3-1 from the Company's computation.

Schedule II

<u>O & G SECURITIES, INC.</u>
<u>(A Development Stage Corporation)</u>
<u>Computation for Determination of Reserve Requirements</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2007</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker –dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2007



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5</u>

Board of Directors
O & G Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of O & G Securities, Inc. (the "Company"), as of and for the period from inception (November 21, 2006) to December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 28, 2008

